
07069884

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to

COMMISSION FILE NUMBER 0-9924

PROTECTIVE LIFE CORPORATION
401(k) AND STOCK OWNERSHIP PLAN

Protective Life Corporation (Issuer)
2801 Highway 280 South
Birmingham, Alabama 35223
(205) 268-1000


SEC MAIL PROCESSING
RECEIVED
JUN 29 2007
WASH. D.C.
190
SECTION

Total number of pages in this report
including Exhibits is 19.

Index of Financial Statements at page 2.
Index of Exhibits at page 2.

TABLE OF CONTENTS

Financial Statements and Exhibits

Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Northwest
Suite 1400
Atlanta, GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239
www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Protective Life Corporation 401(k) and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Protective Life Corporation 401(k) and Stock Ownership Plan (the "Plan") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, as of December 31, 2006 and 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Delinquent Participant Contributions and Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
June 26, 2007

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Investments, at fair value (Notes 3 and 5)		
Protective Life Corporation common stock	$ 84,661,483	$ 82,994,210
Mutual funds	44,942,444	43,779,828
Collective trust funds	35,782,666	26,022,993
Participant loans	4,242,151	3,887,397
Total investments at fair value	169,628,744	156,684,428
Cash	--	301
Participant contributions receivable	288,640	216,284
Employer contributions receivable	471,580	1,668,688
Securities sold, not settled	--	14,938
Accrued dividend receivable	731,131	--
Accrued interest receivable	5,105	3,677
Total assets	171,125,200	158,588,316
LIABILITIES		
Accrued expenses and other liabilities	55,454	65,461
Pending loan payments	11,812	9,649
Note payable to affiliate (Note 4)	1,994,911	2,506,893
Accrued interest on note payable to affiliate	149,618	188,017
Total liabilities	2,211,795	2,770,020
Net assets reflecting all investments at fair value	168,913,405	155,818,296
Adjustment from fair value to contract value for fully benefit responsive contracts	178,310	131,177
Net assets available for benefits	$169,091,715	$155,949,473

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

Additions	
Participant contributions	$ 10,072,817
Employer contributions (Note 4)	471,580
Net investment income	
Dividends	2,247,668
Interest	308,606
Total net investment income	2,556,274
Net appreciation in the fair value of investments (Notes 3 and 5)	14,955,108
	28,055,779
Deductions	
Benefits paid to participants	14,670,738
Interest expense on note payable to affiliate	149,618
Investment management fees (Note 2)	93,181
	14,913,537
Net Increase	13,142,242
Net assets available for benefits	
Beginning of year	155,949,473
End of year	$169,091,715

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 - Summary of Significant Accounting Policies

Basis of Financial Statements - The financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan (the "Plan") are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments – Investments are stated at fair value. Protective Life Corporation common stock ("Employer stock") is valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Shares of mutual funds are valued at fair value based on the quoted net asset value of the shares of the fund. Units in collective trust funds are valued at the unit value, as reported by the trustee of the collective trust fund on each valuation date. Participant loans are valued at their outstanding balances, which approximate fair value.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Therefore, the FSP also requires the Statement of Net Assets Available for Benefits to present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. As a result, the Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

Purchases and sales of investments are reflected as of the trade date. Investment income is recorded when earned. Dividend income is recorded on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Participant Contributions Receivable – Participant contributions are accrued based on unremitted deductions from participating employees' compensation.

At December 31, 2006 and 2005, the carrying amounts of receivables are representative of fair value due to the short maturity of these instruments.

Employer Contributions Receivable – Protective Life Corporation and its subsidiaries (the "Employer") make matching and profit sharing contributions in shares of Employer stock during the first quarter of the following year. These Employer contributions are accrued based on participant contributions and amounts declared by the Board of Directors. The number of shares to be contributed is calculated based on the average fair value of the related shares as defined in the Plan document. The receivable is valued at the quoted market price of the total shares to be contributed based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded.

At December 31, 2006 and 2005, the carrying amounts of receivables are representative of fair value due to the short maturity of these instruments.

Payment of Benefits – Benefits paid to participants are recorded when paid. At December 31, 2006, $558,282 was allocated to accounts of participants who had elected to withdraw from the plan but to whom disbursement of funds from the plan had not yet been made.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for benefits and the amounts reported in the statement of changes in net assets available for benefits.

NOTE 2 - Plan Description

Protective Life Corporation shareholders approved the Plan to provide retirement benefits for eligible employees of the Employer. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation in the Plan is available to all eligible employees of the Employer, as defined in the Plan document.

An account is maintained for each participant in the Plan. The accounts are credited with the participants' elective and rollover contributions, their allocated portion of Employer matching and profit sharing contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances. Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $1,000 or more. However, benefit payments must commence no later than April 1 following the year the participant reaches age 70½. Investment of a participant's account in Employer stock shall be distributed in the form of a lump-sum distribution of either Employer stock or cash as the participant (or beneficiary) elects.

The assets of the Plan are held and invested by The Northern Trust Company (the "Trustee"). Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions.

The Plan is funded by pre-tax participant contributions, not to exceed $15,000 in the year 2006 (plus certain "catch-up contributions" for certain eligible participants), employee rollover contributions, and Employer matching and profit sharing contributions. The Employer matches 100% of participant contributions up to a maximum of 4% of employee compensation deposited to the Plan during the year. The Employer matching contribution is made in Employer stock through an employee stock ownership plan ("ESOP") feature. Eligible participants receive profit sharing contributions if the Employer achieves financial performance goals established by the Board of Directors. The amount of the profit sharing contribution, if any, is between 1% and 3% of an eligible participant's base pay. The profit sharing contribution for 2006 was 1.00% for eligible participants. Participant elective contributions cannot exceed 25% of total employee compensation. Participant contributions, made on a pre-tax basis, qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("IRC").

Participant contributions, Employer matching and profit sharing contributions, and earnings thereon are not subject to Federal income tax until the funds are disbursed from the Plan.

All participant contributions and rollover contributions are fully vested at all times. With respect to Employer matching and profit sharing contributions, the Plan was revised as of December 31, 1999 to state that any employee who is active on or after January 1, 2000 will be 100% vested. Forfeitures occur when a nonvested participant receives a distribution of the full vested value of his account or incurs five consecutive one year breaks in service, as defined in the Plan document. Amounts forfeited will be applied to reduce future Employer contributions. As of December 31, 2006, 457 forfeited shares were available to reduce future Employer contributions (Note 4).

Provisions of the Plan allow participants to obtain loans based on their individual account balance. Personal loans are made for terms of twelve to sixty months at a rate of interest equal to the prime rate plus 1%. Loans to acquire a principal residence are made for terms up to 15 years. Interest earned on the loans is reinvested in the Plan. Interest rates on outstanding participant loans ranged from 5.00% to 10.50% at December 31, 2006 and 5.00% to 11.50% at December 31, 2005.

Administrative expenses are paid by the Employer, except brokerage commissions paid on Employer stock fund transactions and investment management fees. Commissions paid on Employer stock fund transactions were $27,851 in 2006. These commissions (paid to Northern Trust Securities, Inc., an affiliate of the Trustee) are reflected in the financial statements as a reduction of participant contributions and reduction of proceeds on sale. Investment management fees on mutual funds are reflected in the respective fund's net asset value and are paid by the participants. Investment management fees on collective trust funds of $93,181were paid by participants in 2006 and are reflected in the Statement of Changes in Net Assets Available for Benefits.

Participating employees elect to authorize the Employer to withhold amounts from their salary and deposit the amounts, in varying percentages, into various investment options offered by the Plan. The Plan currently offers five mutual funds and four collective trust funds, as well as Employer stock, as investment options. Additionally, the Plan has one collective trust fund that is non-participant directed. All Employer matching and profit sharing contributions are invested in Employer stock. Effective January 1, 2003, the Plan was amended to allow (a) participants age 55 and older to withdraw or diversify into other fund options up to 100% of ESOP balances at any time and (b) participants under age 55 to diversify up to 50% of ESOP balances into other fund options at any time.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 3 - Investments

Investment information at December 31, 2006 and 2005 and for the year ended December 31, 2006 is as follows:

	Fair Value	
	2006	**2005**
*Protective Life Corporation common stock	$ 84,661,483	$ 82,994,210
Mutual Funds		
AIM Mid Cap Fund	—	5,714,001
Dodge & Cox International Fund	5,992,643	—
Dodge & Cox Stock Fund	15,664,871	12,778,951
Neuberger Berman Genesis Trust	9,646,338	9,247,463
Templeton Foreign Fund (Class I)	—	4,445,757
T. Rowe Price Growth Stock Fund (Adv.)	8,878,812	7,724,051
Van Kampen Equity and Income Fund	4,759,780	3,869,605
Total mutual funds	44,942,444	43,779,828
Collective Trust Funds		
Northern Midcap S&P 400 Index Fund	6,035,810	—
Northern Russell 3000 Index Fund	1,845,395	1,388,022
Northern S&P 500 Index Fund	10,177,086	8,393,189
Northern Stable Asset Fund	16,630,012	15,188,970
*Northern Short-Term Investment Fund	1,094,363	1,052,812
Total collective trust funds	35,782,666	26,022,993
Participant loans	4,242,151	3,887,397
Total investments at fair value	169,628,744	156,684,428
Adjustment from fair value to contract value for fully benefit-responsive contracts	178,310	131,177
Total investments	$169,807,054	$156,815,605

During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 5,620,070
Collective trust funds	2,314,700
*Protective Life Corporation common stock	7,020,338
	$14,955,108

The following is a summary of assets held in excess of 5% of the Plan's net assets available for benefits at December 31, 2006 and 2005:

	2006	2005
*Protective Life Corporation common stock		
(1,762,347 and 1,896,143 shares, respectively)	$84,661,483	$82,994,210
Dodge & Cox Stock Fund	15,664,871	12,778,951
Neuberger Berman Genesis Trust	9,646,338	9,247,463
Northern S&P 500 Index Fund	10,177,086	8,393,189
Northern Stable Asset Fund	16,808,322	15,320,147
T. Rowe Price Growth Stock Fund (Adv.)	8,878,812	---

*Investment includes both participant-directed and non-participant-directed amounts.

NOTE 4 - Unallocated Shares and Note Payable to Affiliate

During 1990, the Plan acquired 2,080,000 (adjusted for the June 1995 and April 1998 2-for-1 stock splits) shares of Employer stock from the Employer at a cost of $6,890,000. At December 31, 2006, 366,243 of these shares had not been allocated to Plan participants' accounts. At December 31, 2005, 480,356 of these shares had not been allocated to Plan participants' accounts. The fair value of the unallocated shares at December 31, 2006 and 2005 was $17,396,543 and $21,025,182, respectively. The purchase of these shares was financed through the issuance of a note payable to the Employer in the amount of $6,890,000. The note payable is secured by the unallocated shares. The balance of the note at December 31, 2006 and 2005 was $1,994,911 and $2,506,893, respectively. The note bears interest at an annual rate of 7.5%. Dividends paid by the Employer on the unallocated shares will be used to retire the note. To the extent that scheduled principal and interest payments exceed the Plan's ability to make such payments from unallocated dividends received, additional contributions will be made by the Employer for the purpose of making such payments.

Aggregate maturities of the note are as follows:

Year ended December 31	
2007	$ 550,382
2008	591,660
2009	636,035
2010	216,834
	$1,994,911

Subsequent to December 31, 2006, the Employer satisfied the 2006 matching and profit sharing contribution of $5,454,311 by allocating to Plan participants 99,506 of the previously unallocated shares for the value of $4,644,529, purchasing 7,421 shares from the Employer for the value of $346,383, and contributing 9,928 shares for the value of $463,399. The 9,928 shares contributed by the Employer have been accrued by the Plan as Employer contributions receivable (calculated as discussed in Note 1) in the accompanying Statement of Net Assets Available for Benefits at December 31, 2006.

NOTE 5 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2006	2005
Assets		
Protective Life Corporation common stock	$68,347,417	$67,457,698
Northern Short-Term Investment Fund	1,049,589	1,018,200
Employer contributions receivable	471,580	1,668,688
Securities sold, not settled	—	14,370
Accrued interest receivable	4,296	3,404
Total assets	$69,872,882	$70,162,360
Liabilities:		
Accrued expenses and other liabilities	$ 17,991	$ —
Note payable to affiliate	1,994,911	2,506,893
Accrued interest on note payable to affiliate	149,618	188,017
Total liabilities	2,162,520	2,694,910
Net assets	$67,710,362	$67,467,450

	Year Ended December 31, 2006
Changes in net assets	
Dividends and interest	$ 1,297,466
Net appreciation in the fair value of investments	5,707,848
Transfers to other funds within Plan	(2,243,112)
Employer contributions	471,580
Benefits paid to participants	(4,841,252)
Interest expense on note payable to affiliate	(149,618)
Total changes in net assets	$ 242,912

NOTE 6 - Income Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated March 24, 2004, that the Plan, as then designed, was in compliance with applicable requirements of the IRC and was, therefore, exempt from Federal income taxes.

Effective January 1, 2007, the Plan was amended and restated. The Employer has not yet received a determination letter for the amended and restated Plan. The Plan's administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under Section 401(a) and continues to be tax-exempt at December 31, 2006 and 2005. Therefore, no provision for income taxes is included in the Plan's financial statements.

NOTE 7 – Termination Priorities

In the event the Plan is terminated, the amount of each participant's account balance becomes fully vested and shall not thereafter be subject to forfeiture. Unallocated shares shall be allocated to the accounts of all participants in accordance with the provisions of the Plan document after payment of the note payable. All assets will be distributed based on the fair value of assets available for benefits.

NOTE 8 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2006	2005
Net assets available for benefits per the financial statements	$169,091,715	$155,949,473
Amounts allocated to withdrawing participants	(558,282)	----
Net assets available for benefits per Form 5500	$168,533,433	$155,949,473

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2006
Benefits paid to participants per the financial statements	$14,670,738
Add: Amounts allocated to withdrawing participants at December 31, 2006	558,282
Benefits paid per Form 5500	$15,229,020

NOTE 9 – Subsequent Events

Effective January 1, 2007, the Plan was amended to allow participants under age 55 to diversify up to 100% of ESOP balances into other fund options at any time.

SUPPLEMENTAL SCHEDULES

PROTECTIVE LIFE CORPORATION 401(k) and STOCK OWNERSHIP PLAN
EIN 95-2492236 Plan 003

SUPPLEMENTAL SCHEDULE I

2006 FORM 5500 LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$532	$532

PROTECTIVE LIFE CORPORATION 401(k) and STOCK OWNERSHIP PLAN
EIN 95-2492236 Plan 003

SUPPLEMENTAL SCHEDULE II

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

a.	b. Identity of Issue Borrower, Lessor, or Similar Party	c. Description of Investment	d. Cost	e. Current Value
*	Protective Life Corporation	Common Stock	$23,295,646 A	$ 84,661,483
	Dodge & Cox International Fund	Mutual Fund	B	5,992,643
	Dodge & Cox Stock Fund	Mutual Fund	B	15,664,871
	Neuberger Berman Genesis Trust	Mutual Fund	B	9,646,338
*	Northern Midcap S&P 400 Index Fund	Collective Trust Fund	B	6,035,810
*	Northern Russell 3000 Index Fund	Collective Trust Fund	B	1,845,395
*	Northern S&P 500 Index Fund	Collective Trust Fund	B	10,177,086
*	Northern Short-Term Investment Fund	Collective Trust Fund	1,094,363 A	1,094,363
**	Northern Stable Asset Fund	Collective Trust Fund	B	16,808,322
	T. Rowe Price Growth Stock Fund	Mutual Fund	B	8,878,812
	Van Kampen Equity and Income Fund	Mutual Fund	B	4,759,780
*	Participant loans	Loans, various maturities and interest rates ranging from 5.00% to 10.50%	$0	4,242,151
Total				$ 169,807,054

* Party-in-interest
** Party-in-interest; investment is reported at contract value
A Includes cost of both participant-directed and nonparticipant-directed investments
B Cost of participant-directed investments is not required

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTIVE LIFE CORPORATION
401(K) AND STOCK OWNERSHIP PLAN

BY: PROTECTIVE LIFE CORPORATION
RETIREMENT COMMITTEE
(Plan Administrator)



By: ____________________
D. Scott Adams

Date: June 26, 2007

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-61847) of Protective Life Corporation of our report dated June 26, 2007 relating to the financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
June 26, 2007

END